Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

04045196

Brambles

24 September 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

Laura Jackson
Company Secretarial Assistant

Dlw 9/30

Encs.

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 23 September 2004, Barclays Global Investors Australia Limited notified the Australian Stock Exchange that they had become a substantial shareholder in Brambles Industries Limited on 21 September 2004. They now hold 48,414,636 shares in Brambles Industries Limited, which is 5% of its issued ordinary share capital.

23 September 2004

Contact: Sandra Walters, Assistant Company Secretary
Tel (020) 7659 6039